

June 21, 2011

Via E-Mail
Efrat Schwartz
President
Baby All Corp.
17 HaRav Frank Street
Jerusalem 96387, Israel

>   **Re:   Baby All Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 7, 2011**
>   **File No. 333-173302**

Dear Ms. Schwartz:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1.  Please expand your statement about bankruptcy proceedings to highlight the amount you will need to raise in order to fund your current operations and avoid the need to file for protection under bankruptcy laws.

Our Company, page 5

2.   Regarding your response to prior comments 3 and 4, please tell us with a view to disclosure:

- all relationships between (1) the seller and (2) you and your affiliates;

- why the seller has not been able to commercialize the patent;

- whether a prototype was ever built to test the capabilities of the potential product that you describe; and

- the results of any testing, including any information you have regarding the ability of the technology to perform as you expect, its reliability and its cost-effectiveness.

3.      In this regard, please note that if a functioning product has not yet been developed and you have not yet obtained objective evidence that the invention can reliably perform the functions you describe, you should disclose this fact clearly and remove any implication to the contrary.

4.      We note your response to prior comment 7. Please revise the summary to clearly state, if true, that you do not expect to raise funds in this offering sufficient to repay your obligations. Your current disclosure is ambiguous in this respect.

5.      We note your response to prior comment 8.  Please describe the type of customer to whom you will market your technology.  For example, what type of companies might be interested into entering into a licensing agreement with you?  Where are these companies located?  Is the market dominated by any potential customers?

Selected Summary Financial Data, page 7

6.      Please revise your filing to also include selected summary financial data since inception.

We do not have sufficient cash to fund our operating expenses, page 8

7.      We note your response to prior comment 12.  Please reconcile your disclosure in the last risk factor on page 8 regarding the need to raise an additional $100,000 to satisfy your projected needs in the "near term" with (1) your disclosure on page 5 that you require $16,000 to generate revenue, (2) your disclosure on pages 9 and 20 that you require $40,000 to avoid suspension of operations within twelve  months, and (3) your disclosure on page 17 that you will generate sufficient funds to cover your expenses within approximately ten months.

As a development stage company, we may experience substantial cost overruns, page 9

8.      With a view to disclosure, please describe the characteristics of the "ideal third party partner."  Your disclosure remains unclear as to how you will evaluate the efficacy of potential partners.

We may be subject to intellectual property litigation, page 11

9.      Please clarify why you do not know whether existing patents could prohibit your ability to develop or market your product.

State securities laws may limit secondary trading, page 14

10.     We note your response to prior comment 14; however, you disclose in the second
        paragraph of this risk factor that you intend to file a Form 8-A after your registration
        statement becomes effective.  Please add a risk factor to explain the material risks to
        investors if you do not file a Form 8-A; include the effect of the automatic suspension of
        reporting obligations per Section 15(d) of the Exchange Act and the inapplicability of
        Section 16 and proxy rules.

Use of Proceeds, page 14

11.     We note your response to prior comment 2.  Please reconcile your disclosure on page 15
        that your marketing expenses will be $9,500 with your disclosure on page 16 and
        elsewhere in your filing that marketing expenses will be $16,000.

General Development, page 16

12.     We note your response to prior comment 17.  Please balance your disclosure related to
        the benefits of your product with disclosure regarding its limitations and disadvantages.

Existing or Probable Government Regulations, page 18

13.     Please expand your response to prior comment 16 to explain fully whether you need any
        government approval for your proposed product and whether there are any existing or
        probable government regulations on your business.  See Regulation S-K – Item
        101(h)(4)(ix).

Certain Relationships and Related Transactions, page 25

14.     We note your response to prior comment 20.  Please reconcile the disclosure in the first
        sentence of the first paragraph on page 26 that loans from your directors amounted to
        $15,555 at December 31, 2010 with the disclosure on page F-2 that loans from your
        directors totaled $9,455 at December 31, 2010.

Our Common Stock, page 27

15.     We note your disclosure that holders of shares of your common stock do not have
        cumulative voting rights.  Please tell us how this is consistent with the third sentence of
        Article V, Section 2 of Exhibit 3.2.

16.     Please revise to briefly describe any provision of your Articles of Incorporation or By-
        laws that would have an effect of delaying, deterring, or preventing a change in control.
        Refer to Regulation S-K Item 202(a)(5).  For example, we note the restrictions on the
        ability of your board of directors to call meetings in Article III and authority of your

board of directors to set the size of your board and appoint directors in Article V of Exhibit 3.2.

17.     We note your response to prior comment 23.  Your disclosure in the second paragraph of this section appears to indicate that the purchase price for the securities was paid on December 1, 2010.  Please reconcile this disclosure with the information in your December 31, 2010 Balance Sheet and the statement on page F-10 that the payment was receivable.

Our Preferred Stock, page 27

18.     We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2.  With a view toward appropriate disclosure, please tell us whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Right to Reject Subscriptions, page 29

19.     We note that if you reject an investor's subscription you will refund the amounts paid within 12 business days.   Please tell us why subscription refunds may take up to two weeks.

Signatures

20.     Please obtain and file currently dated signatures with your amendments.

21.     Please use the language that Form S-1 currently requires on the Signatures page.

Exhibit 5.1

22.     Please instruct counsel to revise the paragraph numbered 2 in this exhibit to clearly state, if true, that the 2,500,000 shares offered pursuant to the registration statement are duly authorized.

23.     Please file a revised opinion to clarify which "securities set forth in the Registration Statement" are the subject of the paragraph numbered 3 in this exhibit.

Exhibit 10.1

24.     We note that Exhibit 10.1 is unsigned and not dated.  Please file as an exhibit the final executed agreement.  See Rule 406.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris  for

Amanda Ravitz
Assistant Director

cc (via E-mail): John A. Cacchioli, Esq.